Outcrop Gold and Funding Partner Newmont Goldcorp to Resume Exploring the Buritica Trend on Lyra Project

Vancouver, British Columbia--(Newsfile Corp. - November 27, 2019) - Outcrop Gold Corp. (TSXV: OCG) ("Outcrop" or the "Company") is pleased to announce that the Company and its funding partner Newmont Goldcorp will resume exploration on the Lyra Project after a lifting of a condition of Force Majeure related to security.

Outcrop Gold believes that Lyra captures what the Company refers to as the "Buritica Trend" which is a 30km extension of the Tonusco Fault system that bisects the primary Buritica vein system and continues to the south to ANZA. The Company thinks that the Tonusco Fault is the source of the gold and base metal-bearing fluids that formed the Buritica veins in second order dilational zones that spay off the Tonusco.

Figure 1: Outcrop Gold applications between Buritica and ANZA with stream sediment anomalies comparable to those discoveries.

To view an enhanced version of Figure 1, please visit:

https://orders.newsfilecorp.com/files/6343/50193_893904829463686b_001full.jpg

Lyra provides a large strategically located piece of ground between Continental Gold's Buritica and Orosur Mining's ANZA projects. Newmont made a large strategic investment in Continental Gold and actively funds ANZA exploration under an agreement with Orosur Mining. The Company believes that Lyra provides Newmont Goldcorp and Outcrop a strategically important gold trend to explore.

Outcrop Gold CEO Joseph Hebert remarks: "Outcrop Gold is happy to partner with Newmont Goldcorp on the deliberate strategy Newmont Goldcorp has used effectively around the world - where a first a world-class discovery (Buritica) is made, and then followed up by a Newmont Goldcorp capture of the discovery-related mineral trend (Lyra), and then potentially another similar discovery . Also, Newmont Goldcorp BLEG sampling efficiency in identifying prospective ground is probably is probably without equal in any other company. This is truly a case where a junior company benefits from the expertise in a larger partner, a benefit of the Prospect Generator business model."

The Lyra Project has a high potential to host high-grade Carbonate Base Metal Gold (CBM(Au)) vein systems like Buritica. Existing stream sediment anomalies on Lyra resemble stream sediment anomalies associated with both Buritica and ANZA. The Tonusco Fault "connects" Buritica and ANZA, probably as a first order control of mineralization in this part of the Middle Cauca Belt - the most prolific metals belt in terms of metals content and important discoveries in Colombia.

Historical stream sediment sampling shows several highly anomalous drainage basins along the Tonusco Fault which are of larger magnitude and dimension than the stream sediment anomaly footprint containing Buritica. The range of stream sediment samples is from non-detectable to 21.3 g Au/t. For 76 samples above 0.006 g Au/t, the median value is 0.08 g Au/t and the mean value is 1.6 g Au/t. Most of the anomalies are on the south end of Lyra but over fifty percent of the stream sediment samples on the north and central part of Lyra were not assayed for gold. It is expected that stream sediment sampling planned by Outcrop Gold and Newmont Goldcorp will generate anomalies through the entire length of the project, associated with the Tunusco Fault zone or related parallel fault zones.

These are remarkable stream sediment anomalies for any prospect- but they are particularly interesting when the exploration model is for another high-grade vein system like Buritica.

Reconnaissance prospecting reveal several areas of widespread porphyritic float, like the porphyry stock associated with Buritica. Four or five intrusive bodies are inferred from float mapping. Observed alteration includes widespread chlorite-sericite alteration and pyrite as disseminations and veinlets in inferred alteration halos in intrusives and volcanics (?) up to 500m in width. Secondary biotite is seen in both volcanics and intrusives. In some areas, sheeted quartz-carbonate-sulfide and quartz- sulfide veins were noted, including with veins symmetrical parallel fill, and local cockscomb and crustiform banding. Theses textures are typical of epithermal veins. Carbonate gangue observed in veins may indicate and affinity to CBM(Au) systems like Buritica.

Figure 2: Quartz vein and sheared vein zone discovered during reconnaissance.

To view an enhanced version of Figure 2, please visit:

https://orders.newsfilecorp.com/files/6343/50193_893904829463686b_002full.jpg

Figure 2a: Quartz vein and sheared vein zone discovered during reconnaissance.

To view an enhanced version of Figure 2a, please visit:

https://orders.newsfilecorp.com/files/6343/50193_893904829463686b_003full.jpg

Reconnaissance Prospecting

Very limited prospecting produced a sample of 0.6m at 70 g Au/t from a quartz-sulfide vein in a caved historic working in the very northeast of the Lyra project closest to Buritica. Only four channel samples of vein and a tailings sample from an active artisan were taken. The samples ranged from low of 14.75 g Au/t to a high of 70 g Au/t with a median grade of 17.5 g Au/t and a mean grade of 32.5 g Au/t. These samples are illustrated in Figure 4. High-grade samples this close to Buritica are especially encouraging.

Buritica: Yaragua/Veta Sur
4.5 MOzAu
Buritica: Pinguro/Obispo
Drilling 2017
0.15m@26.4g/tAu
Tailings:
17.35g/tAu
0.6m@70g/tAu
0.2m@34g/tAu
0.35m@14.75g/tAu
Lyra
0 1 2 4 6 8
Km

Figure 4: Limited recon channel and a tailing grab on Lyra, 15km east of main Buritica vein system.

To view an enhanced version of Figure 4, please visit:

https://orders.newsfilecorp.com/files/6343/50193_893904829463686b_004full.jpg

Outcrop first plans to systematically collect proprietary Newmont Goldcorp Bulk Leachable Extractable Gold (BLEG) stream sediment samples from drainages on Lyra.

Newmont Goldcorp has from many years of study and testing, tuned its BLEG sampling and processing methods to efficiently screen for the most prospective areas of large exploration plays like Lyra. Anomalous drainage basins will ultimately be followed up by prospecting, and finally gridded soil sampling.

Project Details

The Lyra Project is in Antioquia department, 120 km northwest of Medellin and a two-hour drive from the city. The Lyra project consists of 14 concession contract applications totaling 54,895 hectares covering 30km of the Tonusco Fault that extends south from the Buritica vein system.

The Buritica vein system is located adjacent to the Tonusco fault and is interpreted to be controlled by a pre-existing Cretaceous-aged fault system which has been reactivated by a Miocene-aged east-northeast-west-southwest fault system. The Miocene-aged structures control the emplacement of an intrusive complex which is associated with the vein system. A second prospective regional fault structure, the Mistratos 10km to the West.

Stream sediment sample results available from work completed by Ingeominas (Instituto Colombiano de Geología y Mineria) show several conspicuous gold-anomalous stream sediment sample clusters which are of a similar or higher magnitude to those associated with the Buritica deposit to the north. The highest stream sediment anomalies are in the southern portion of the Lyra Project and display an east-west elongation, or the same trend of the Buritica vein system. The anomalies are predominantly located between the Tonusco Fault and the Mistratos Fault. Both north-trending faults may provide fluid pathways to form vein systems related in secondary easterly dilation zones.

N
Buritica:Yaragua/Veta Sur
4.5 MOz Au
Buritica:Pinguro/Obispo
Falla de Cañasgordas
Falla de Mistrató
Falla del Guasabra
Falla de Tonusco
Falla de Cauca-Almaguer
Falla de Quirimara
Falla de San Jerónimo
Falla de Silvia-Pijao
LYRA
380000
390000
400000
410000
Legend
Q-Deposit
Sedimentary
Schist
Igneous
Volcanic
App Outcrop Gold
Buriticá Veins
SS_Au_ppm_SGC
>1
0,5 - 1
0,3 - 0,5
0,1 - 0,3
< 0,1
Anomalies_SGC
10 5 0 10
Kilometers
OUTCROP GOLD CORP

Figure 3: Strong stream sediment gold anomalies on Lyra, and Buritica to north ANZA to south. Many samples in central and north areas were not assayed for gold.

To view an enhanced version of Figure 3, please visit:

https://orders.newsfilecorp.com/files/6343/50193_893904829463686b_005full.jpg

Agreement Details

On July 31, 2018, the Company signed an option agreement (the "Agreement") that allows Newmont Goldcorp (formerly Newmont Mining) to earn up to a 70% interest in Outcrop Gold's Lyra Project.

Outcrop will operate an exploration program funded by Newmont on Lyra totaling US$600,000 over 18 months or less, unless the applications are converted to concession contracts before the end of 18 months. Conversion of key concession contracts will trigger a decision by Newmont as to whether they want to earn into the project.

Upon successful conversion of key Lyra applications to concession contracts, and an election to earn into the project, Newmont shall incur a minimum of US$3,000,000 in qualifying expenditures over the course of the subsequent four years to earn-in and vest into 51% of the Lyra project. Upon successful completion of the Initial Earn-In, Newmont and Miranda shall form a joint venture mining company whereby Newmont shall have an initial 51% interest and Miranda shall have a 49% interest. Newmont shall than have the right to earn an additional 19% interest, for an aggregate 70% interest in the joint venture, by funding an additional US$7,000,000 in qualifying expenditures over the course of the subsequent four years.

QA/QC for sampling

The stream sediment samples are provided by Ingeominas (Instituto Colombiano de Geología y Mineria) the national agency for geology and the specifics of QA/QC are not reported with the data. The data has been examined for and cleaned of errors by a third-party vendor of geochemical data sets. Ingeominas as a government agency probably did use QA/QC protocols when collecting and compiling data.

Outcrop Gold believes that based on a comparison of current sampling results to historic sampling results, as well as a correlation of stream sediment anomalies to subsequent deposit discoveries like Buritica and ANZA that the Ingeominas data reliable at this stage of exploration to identify prospective areas for follow prospecting.

About Outcrop Gold

Outcrop is a gold prospect generator active in Colombia acquiring gold exploration projects with world-class discovery potential. Outcrop performs its own grass roots exploration and then employs a joint venture business model on its projects to maximize investor exposure to discovery and minimize financial risk. Outcrop has Newmont Goldcorp as a funding partner on its Lyra project in Antioquia directly south of Buritica.

Qualified person

The technical information in this news release has been approved by Joseph P Hebert, a qualified person as defined in NI43- 101 and President and CEO of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

Joseph P Hebert, Chief Executive Officer

Tel: +1-775-340-0450

Email: joseph.hebert75@gmail.com

www.outcropgoldcorp.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as such term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Certain information contained herein constitutes "forward-looking information" under Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Transaction and the completion thereof and the Company's ownership interest in the Property upon completion of the Transaction. Generally, forward-looking information can be identified using forward- looking terminology such as "potential", "we believe", or variations of such words and phrases or statements that certain actions, events or results "will" occur. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Outcrop to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including: the receipt of all necessary regulatory approvals for completion of the transaction, the results of exploration work, the availability of financing to fund exploration, local regulations and approvals and other factors. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Outcrop will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/50193